J. Thomas Cookson Partner Shutts & Bowen LLP 200 South Biscayne Boulevard Suite 4100 Miami, Florida 33131 DIRECT (305) 379-9141 FAX (305) 347-7767 EMAIL TCookson@shutts.com

August 16, 2022

VIA EDGAR

Ms. Olivia Bobes

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	InnovaQor, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed April 20, 2022
File No. 000-33191

Dear Ms. Bobes:

On behalf of InnovaQor, Inc., a Nevada corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated April 29, 2022, regarding the Company’s Amendment No. 1 to the Registration Statement on Form 10-12G filed on April 20, 2022. Please note that for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the Company’s response to each item immediately thereafter. Please also note that the Company filed a Registration Statement on Form 10-12G on July 29, 2022 (the “July 2022 Form 10-12G”) in response to your letter and the responses refer to page numbers in the July 2022 Form 10-12G.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-12

1.	We have considered your response to comment 5. It appears as though the combination transaction was structured to transfer control of InnovaQor (formerly, VCMS) to Epizon, and thus, to Seamus Lagan, then CEO of Rennova Health through his controlling and beneficial interest in Epizon and in the combining entity (Rennova’s subsidiaries such as Advanced Molecular and Health Technology Solutions Group, collectively, the “HTS Group”). The two conditions for delivery of super voting and controlling Series A Preferred shares to Epizon (and thus Seamus Lagan) were met upon the successful consummation of the merger transaction between the parties. Thus, physical delivery of such shares at a later date was perfunctory. Seamus Lagan acquired control of InnovaQor upon the closing of the transaction through VCMS’ ceded voting control of Series A Preferred shares (as a closing condition), his receipt of Series B Preferred shares convertible into an infinite number of InnovaQor’s ordinary shares, and the simultaneous resignations of the InnovaQor’s officers, thereby precluding InnovaQor, Inc. from being the accounting acquirer in the transaction.

The Company has revised the financial statements included in the July 2022 Form 10-12G to show HTS Group as the accounting acquiror and VisuallMED as the acquiree in a reverse merger transaction. Please see the Audited Consolidated Financial Statements as of and for the years ended December 31, 2021 and 2020 and the Unaudited Condensed Consolidated Financial Statements as of and for the three months ended March 31, 2022 and 2021 included on pages F-1 to F-38, in particular Note 2 – Summary of Significant Accounting Policies to each of the foregoing on pages F-10 and F-28.

Olivia Bobes

United States Securities and Exchange Commission

August 16, 2022

2.	We note your response to comment 6. Tell us in sufficient detail how you determined the fair value of the combined shares of the HTS Group in the exchange transaction and provide us your basis for allocating this amount to InnovaQor’s issued equity interests. Considering that this transaction appears to be a reverse capitalization in which the HTS Group was the accounting acquirer, any excess of the fair value of the shares issued by the Group over the value of InnovaQor’s net monetary assets should be recognized as a reduction to equity. Please revise InnovaQor’s financial statements to give effect to the reverse recapitalization of the HTS Group. Further, note the basis for our conclusion in the following comments below.

As noted above, the Company’s financial statements have been revised to give effect to the reverse recapitalization of the HTS Group. Also, the following disclosure has been added to Note 1 – Description of Business, on pages F-8 and F-26:

“The fair market value of all of the above shares of Series B and Series C Preferred Stock is based on the Option Price Method (the “OPM”). The OPM treats common and preferred interests as call options on the equity value of the subject company, with exercise prices based on the liquidation preference of the preferred interests and participation thresholds for subordinated classes. The Black-Scholes model was used to price the call options. The assumptions used were: risk free rate of 0.84%, volatility of 250.0%, and exit period of 5 years. Lastly, a discount rate of 35% was applied due to the lack of marketability of the InnovaQor preferred stock and the underlying liquidity of InnovaQor’s common stock.”

In addition, the Company has recognized the excess of the fair value of the shares issued by the Group over the fair value of the Company’s net monetary assets as a reduction to equity. The following has been added in Note 3 - Acquisition, on pages F-14 and F-32:

“This acquisition has been accounted for as a reverse acquisition with the HTS Group being the accounting acquiror with the excess fair value of the purchase price over net asset value acquired treated as a reduction of additional paid in capital on the date of acquisition.”

Olivia Bobes

United States Securities and Exchange Commission

August 16, 2022

Note 3 - Acquisition, page F-13

3.	We note from page F-7 that on January 20, 2011, VisualMED Clinical Solutions Corporation (now InnovaQor, Inc.) filed a Form 15 to suspend its reporting obligation because it was not financially viable at that time to meet the accounting and legal requirements and costs to remain reporting. Thus, prior to the acquisition of the HTS Group, InnovaQor had:

	1.	No or nominal operations; and had
	2.	Either (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets. Accordingly, VisualMED Clinical Solutions Corporation (now InnovaQor, Inc.) would have been deemed a shell company, as defined by Exchange Act Rule 12-b2 and Rule 405 of Regulation C, prior to the merger transaction. Please note that if a shell company acquires an operating entity in a transaction accounted for as the acquisition of the shell company by the operating entity (i.e., shell company is the legal acquirer, but the accounting acquiree) the transaction is a reverse recapitalization of the operating entity.

As described above, the Company has revised its financial statements to give effect to the reverse recapitalization of the HTS Group.

4.	We have considered your response to comment 7 and the disclosures added to page 2. We note from page F-5 that VisualMED Clinical Solutions Corp. wrote-off over $4.5 million of impaired intangible assets, prior to June 30, 2019. As a result, it reverted to the status of an inactive shell company with a set of nominal assets. Absent identifiable assets, inputs and a substantive process to create an output, the resultant set could not be deemed a business. Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant, regardless of whether you operated the set as a business or whether the acquirer intends to operate the set as a business. Refer to the guidance in ASC 805-10-55-8. Please revise your basis of presentation for the consolidated financial statements.

As described above, the Company has revised its financial statements to give effect to the reverse recapitalization of the HTS Group.

Note 10 - Temporary Capital and Stockholders’ Equity, page F-15

5.	We have considered your response to comment 8. Since Series B and Series C preferred shares are financial instruments that are convertible into a variable number of shares based solely on a fixed amount (stated value) known at inception, such financial instruments should be accounted for as liabilities in accordance with ASC 480-10-25-14. Pursuant to paragraph 3a of ASC 480-10-S99, “Freestanding financial instruments that are classified as assets or liabilities pursuant to Subtopic 480-10 ... are not subject to ASR 268.” Please take note and revise as appropriate.

Pursuant to the Staff’s comment, the shares of Series B and Series C Preferred Stock are accounted for as liabilities on the Consolidated Balance Sheet as of December 31, 2022 on page F-3 and on the Condensed Consolidated Balance Sheet as of March 31, 2022 on page F-21.

Olivia Bobes

United States Securities and Exchange Commission

August 16, 2022

In addition, the following disclosure has been added in Note 1 – Description of Business, on pages F-7 and F-25:

“Because the shares [of Series B and Series C Preferred Stock] are convertible, at the option of the holder, into a variable number of common shares based solely on a fixed dollar amount (stated value) known at issuance of the shares, they have been recorded as a long-term liability at the date of issuance in accordance with ASC 480, Distinguishing Liabilities from Equity.”

Similar disclosure has been added in Note 2 – Summary of Significant Accounting Policies – Convertible Preferred Stock, on pages F-12 and F-32.

Thank you for reviewing our responses. If you have any questions, please contact me at (305) 379-9141.

Very truly yours,

Shutts & Bowen LLP

/s/ J. Thomas Cookson
J. Thomas Cookson

cc:	Joseph Kempf
Kathryn Jacobson
Matthew Derby
Securities and Exchange Commission

Sharon L. Hollis
Gerard Dab
InnovaQor, Inc.